November 16, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3030

Washington, DC 20549

Attn:	Dorrie Yale

Re:	Sonoma Pharmaceuticals, Inc. Registration Statement on Form S-1 Filed October 12, 2018, as amended File No. 333-227806

Acceleration Request
Requested Date: November 16, 2018 Requested Time: 4:30 P.M. Eastern Standard Time

Dear Ms. Yale:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Sonoma Pharmaceuticals, Inc. (the “Company”), hereby requests that the above-captioned Registration Statement on Form S-1, as amended, (the “Registration Statement”) be accelerated to November 16, 2018 at 4:30 pm EST or as soon as practicable thereafter.

The cooperation of the staff in meeting the Company’s request is very much appreciated. Please call Amy Trombly at (617) 243-0060 if you have any questions or if we can otherwise be of assistance to you.

Very truly yours, Sonoma Pharmaceuticals, Inc. /s/ Jim Schutz By: Jim Schutz Chief Executive Officer

cc: Amy Trombly, Esq.